[redacted]

10029671

AB
3/2

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
122

UN
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany (City) Indiana (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/10/2010

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/19/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION
Financial Statements and Supplementary Information
Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

We have audited the accompanying statements of financial condition of American Equity Investment Corporation as of December 31, 2009 and 2008, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 25, 2010

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 27,020	$ 55,028
Commissions receivable	19,045	6,611
Agent receivables	6,670	7,084
Prepaid insurance	1,098	1,056
Prepaid CRD account	732	82
Marketable securities	5,946	7,413
Total assets	60,511	77,274
LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	15,757	7,431
Accrued and withheld payroll taxes	1,928	1,373
Total liabilities	17,685	8,804
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	11,000	11,000
Retained Earnings	28,907	53,084
Accumulated other comprehensive income	2,919	4,386
Total stockholder's equity	42,826	68,470
Total liabilities and stockholder's equity	$ 60,511	$ 77,274

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock Issued and Outstanding				
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at December 31, 2007	100	$ 11,000	$ 74,364	$ 11,820	$ 97,184
Net Income	-	-	22,720	-	22,720
Distribution to stockholder	-	-	(44,000)	-	(44,000)
Comprehensive income (loss)	-	-	-	(7,434)	(7,434)
Balances at December 31, 2008	100	11,000	53,084	4,386	68,470
Net Income	-	-	3,423	-	3,423
Distribution to stockholder	-	-	(27,600)	-	(27,600)
Comprehensive income (loss)	-	-	-	(1,467)	(1,467)
Balances at December 31, 2009	100	$ 11,000	$ 28,907	$ 2,919	$ 42,826

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Income and Comprehensive Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 380,668	$ 410,000
Other income	9,505	-
Administrative fees	1,800	1,800
Interest	631	3,172
Total revenues	392,604	414,972
Expenses		
Commissions	288,599	311,550
Salaries	53,172	48,300
Office supplies	9,774	2,628
Contract labor	7,500	7,000
Rent	7,200	7,200
Website design	5,040	-
Payroll taxes	4,537	4,093
Professional services	3,300	3,000
Miscellaneous	2,297	963
Insurance	2,037	2,332
Telephone expense	1,749	1,719
Membership assessment	1,279	1,171
Licensing fees	1,037	1,131
Postage	580	688
Utilities	454	-
Dues and subscriptions	431	369
Conference expenses	150	-
Bank charges	45	-
Advertising	-	70
Repairs	-	38
Total expenses	389,181	392,252
Net income	3,423	22,720
Other Comprehensive (Loss) Income		
Unrealized holding gains (losses)	(1,467)	(7,434)
Total comprehensive income	$ 1,956	$ 15,286

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Cash received from customers	$ 379,261	$ 407,641
Cash paid for services and supplies	(380,300)	(395,549)
Interest received	631	3,172
Net cash flows from operating activities	(408)	15,264
Cash Flows From Financing Activities		
Distributions to stockholder	(27,600)	(44,000)
Net cash flows from financing activities	(27,600)	(44,000)
Net change in cash and cash equivalents	(28,008)	(28,736)
Cash and cash equivalents at the beginning of the year	55,028	83,764
Cash and cash equivalents at the end of the year	$ 27,020	$ 55,028

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Cash Flows (Continued)
Years Ended December 31, 2009 and 2008

	2009	2008
Reconciliation of net income to net cash flows from operating activities		
Net income	$ 3,423	$ 22,720
Adjustments to reconcile net income to net cash flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable	(12,434)	(4,159)
Prepaid insurance	(42)	(35)
Agent receivables	414	(6,037)
Prepaid CRD account	(650)	76
Increase (decrease) in liabilities:		
Accounts payable	8,326	3,606
Accrued and withheld payroll taxes	555	(907)
Net cash flows from operating activities	$ (408)	$ 15,264

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky with its office located in New Albany, Indiana.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has elected to defer its evaluation of its uncertain tax positions. Therefore a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.

The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments - All marketable securities are classified as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $ 0 and $ 70 at December 31, 2009 and 2008, respectively.

Recently Issued Accounting Pronouncements - In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162)* ("SFAS 168"). ASC SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification was effective for the Company July 1, 2009, and beginning with this report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their *Accounting Standards Codification ("ASC")* topical reference and new standards will be designated as *Accounting Standards Updates*, with a year and assigned sequence number.

Subsequent Events - The Company has evaluated events and transactions through February 25, 2010, the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company has a Certificate of Deposit to meet this requirement.

NOTE 3 - MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

The Company has 300 shares of NASD Stock valued at $19.82 per share and $24.71 per share at December 31, 2009 and 2008, respectively.

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains (losses) on available-for-sale securities in the amount of ($ 1,467) and ($ 7,434) for the years ended December 31, 2009 and 2008, respectively, have been included in accumulated other comprehensive income.

	2009	2008
Market Value of Common Equity Securities	$ 5,946	$ 7,413
Cost	3,027	3,027
Unrealized Gain	$ 2,919	$ 4,386

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markers for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Company at year end.

NOTE 4 - FAIR VALUE MEASUREMENTS - (Continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, with the fair value hierarchy, the Company's available for sale assets at fair value as of December 31, 2009.

	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Available for sale securities	$ 5,946	$ -	$ -	$ 5,946
Total assets at fair value	$ 5,946	$ -	$ -	$ 5,946

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 6 - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 7,200 and $ 7,200 for 2009 and 2008, respectively. The Company also paid the stockholder commissions of $ 10,029 and $ 13,877 for 2009 and 2008, respectively.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

Our report on our audit of the 2009 and 2008 basic financial statements of American Equity Investment Corporation, appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 25, 2010

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital
December 31, 2009

	2009	2008
Total ownership equity from statement of financial condition	$ 42,826	$ 68,470
Non-allowable assets		
Agent receivables	(6,670)	(7,084)
Prepaid insurance	(1,098)	(1,056)
12b1 fees	(4,186)	-
Group annuity	(287)	-
Aged receivables	(2,906)	-
Prepaid CRD account	(732)	(82)
Total ownership equity qualified for net capital	26,947	60,248
Total capital and allowable subordinated liabilities	26,947	60,248
Net capital before haircuts on securities positions	26,947	60,248
Haircut on marketable securities	(892)	-
Net capital	$ 26,055	$ 60,248

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION

Schedule II - Computations of Basic Net Capital Requirement

December 31, 2009

	2009	2008
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 5,000	$ 5,000
Net capital required	5,000	5,000
Excess net capital	$ 21,055	$ 55,248

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION

Schedule III - Computations of Aggregate Indebtedness

December 31, 2009

	2009	2008
Total liabilities from statement of financial condition	$ 17,685	$ 8,804
Total aggregate indebtedness	17,685	8,804
Percentage of aggregate indebtedness to net capital	68%	15%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	68%	15%

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION

Schedule IV - Statements of Changes in Liabilities Suborginated to Claims of General Creditors

December 31, 2009

	2009	2008
Balance at the beginning of the year	$ -	$ -
Balance at the end of the year	$ -	$ -

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule V - Reconciliation of Audited and Unaudited Net Capital
December 31, 2009

Capital (unaudited) December 31, 2009	$	36,134
Addition of agent receivables and prepaid insurance		7,769
Addition of accounts payable		(1,077)
Capital (audited) December 31, 2009		42,826
Non-allowable assets:		
Agent receivable		(6,670)
Prepaid insurance		(1,098)
12b1 fees		(4,186)
Group annuity		(287)
Aged receivable		(2,906)
Marketable securities (15% haircut)		(892)
Prepaid CRD account		(732)
Net capital	$	26,055

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
American Equity Investment Corporation

In planning and performing our audit of the financial statements of American Equity Investment Corporation (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to

initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 25, 2010